UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No.2)

                             TECHNIP
                        (Name of Issuer)

     ORDINARY SHARES, NOMINAL VALUE, EURO 3.05 PER SHARE AND
                   AMERICAN DEPOSITORY SHARES
         FOR WHICH SUCH ORDINARY SHARES ARE EXCHANGABLE
                  (Title of Class of Securities)

                           (878546209)
                         (CUSIP Number)

                         Georges PICARD
                  Institut Francais du Petrole
                     4, Avenue de Bois-Preau
                      92500 Rueil-Malmaison
                             France
                     Tel: 011-1-47-52-71-02
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

            Copies of all notices should be sent to:
                        Richard COMPEYRON
                  Institut Francais du Petrole
                     4, Avenue de Bois-Preau
                      92500 Rueil-Malmaison
                             France
                     Tel : 011-1-47-52-69-97


                        NOVEMBER 24, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]







                               Schedule 13D


CUSIP No. (878546209)

  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Institut Francais du Petrole. I.R.S. Identification Nos.: None

  2. Check the appropriate box if a member of a Group (see instructions):
       (a)  []
       (b)  []

  3.   SEC Use Only
       _________________________________________________
       _____________________________________________________________

  4.   Source of Funds (See Instructions): OO

  5.   Check  if  Disclosure  of  Legal Proceedings  is  Required
       Pursuant to Items 2(d) or 2(e)  []

  6.   Citizenship or Place of Organization: France

  7. Number of Shares Beneficially Owned by each Reporting Person with Sole Voting Power: 772,053 (see Item 5)

  8. Number of Shares Beneficially Owned by each Reporting Person with Shared Voting Power: 0

  9. Number of Shares Beneficially Owned by each Reporting Person with Sole Dispositive Power: 772,053

  10. Number of Shares Beneficially Owned by each Reporting Person with Shared Dispositive Power: 0

  11.  Aggregate  Amount  Beneficially Owned  by  Each  Reporting
       Person: 772,053 (see Item 5)

  12.  Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions):  []

  13.  Percent  of  Class  Represented by  Amount  in  Row  (11):
       approximately 3.21% (see Item 5)

  14.  Type of Reporting Person (See Instructions):  OO


      This statement constitutes Amendment No. 2 to the Schedule 13D filed on June 27, 2003 by Institut Francais du Petrole, a French etablissement professionnel ("IFP"), with respect to the ordinary shares, nominal value EURO 3.05 per share ("Ordinary Shares"), and American depository shares ("ADS's") for which such Ordinary Shares may be exchanged, of Technip a French societe anonyme (the "Issuer"). References herein to Ordinary Shares are references also to ADS's unless the context indicates otherwise.


Item 4.        Purpose of the Transaction


Item 4 is amended to add the following final paragraph:


As of November 24, 2004, following the private sales of Ordinary Shares reported under Item 5, IFP beneficially owned of 772,053 Ordinary Shares representing approximately 3.21% of the outstanding Ordinary Shares and 5.78% of the outstanding voting power of the Ordinary Shares.


Item 5.        Interest In Securities of the Issuer


Item 5(a) is amended to add the following paragraph to the end thereof:

As of November 24, 2004, IFP was the beneficial owner of 772,053 Ordinary Shares representing approximately 3.21% of the outstanding Ordinary Shares but representing, according to information provided by the Issuer, approximately 5.78% of the outstanding voting power of the Ordinary Shares.

Item 5(b) is amended in its entirety to read as follows:

IFP  has the sole power to vote or direct the vote and to dispose
of   or   direct  the  disposition  of  all  of  Ordinary  Shares
beneficially owned by IFP.

Item 5(c) is amended to add the following paragraph to the end thereof:

During the sixty day period ended November 24, 2004, IFP effected the following private sales of Ordinary Shares.


                         Number of              Price per
   Date of Transaction  Ordinary Shares Sold  Ordinary Share

   September 24, 2004      15,208                EURO 130
   September 27, 2004      23,292                EURO 130
   November 24, 2004       650,000               EURO 124










                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 13, 2005



                                   Institut Francais du Petrole

                                   By: GEORGES PICARD
                                   Name: Georges PICARD
                                   Title: Executive Vice President